UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89816T202

(CUSIP Number)

March 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kings Road Holdings XIV Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kings Road Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See Item 4(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Item 4(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4(a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: Trump Entertainment Resorts, Inc. (“Trump”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).

Citizenship

This Schedule 13G is filed on behalf of Kings Road Holdings XIV Ltd., Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith and Mr. Patrick G. G. Dear (the “Reporting Persons”).

Kings Road Holdings XIV Ltd. (“KRH”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: Cayman Islands, British West Indies

Kings Road Investments Ltd. (“KRIL”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Global Opportunities Master Fund (the “Master Fund”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd. (the “Investment Manager”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LLP (the “UK Investment Manager”)

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)

399 Park Avenue

22nd Floor

New York, NY 10022

Citizenship: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”)

c/o Polygon Investment Partners LP

399 Park Avenue

22nd Floor

New York, NY 10022

Citizenship: Delaware

Reade E. Griffith (“Mr. Griffith”)

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)

c/o Polygon Investment Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Citizenship: United Kingdom

Item 2(d).	Title of Class of Securities: Common stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc. (“Common Stock”).
Item 2(e).	Trump Entertainment Resorts, Inc. Common Stock has the following CUSIP number: 89816T202.

Item 3.	Not Applicable.

Item 4(a).

Amount beneficially owned:

As of March 8, 2011, each of KRH and Messrs. Griffith and Dear may be deemed to be beneficial owner of 1,540,293 shares of Common Stock (the “Shares”).  As of March 8, 2011, each of KRIL, the Master Fund, the Investment Manager, PIML, the UK Investment Manager, the US Investment Manager, and the General Partner may be deemed to be beneficial owner of less than 5% of the Shares.

Item 4(b).	Percent of class: See the Cover Pages for each of the Reporting Persons.
Item 4(c).	Number of shares as to which reporting persons have:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: See Item 4(a)
(iii) Sole power to dispose of or to direct the disposition of : 0
(iv) Shared power to dispose of or to direct the disposition of : See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

KRIL, the Master Fund, the Investment Manager, PIML, the UK Investment Manager, the US Investment Manager, and the General Partner have ceased to be the beneficial owners of more than 5% of the Shares.  KRH and Messrs. Griffith and Dear continue to beneficially own more than 5% of the Shares, which beneficial ownership will be reported on a Schedule 13G filed separately.

The information set forth in response to Item 9 below is hereby incorporated by reference in response to this Item 5.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1. The information set forth in response to Item 9 below is hereby incorporated by reference in response to this Item 8.

Item 9.	Notice of Dissolution of the Group.

The group previously consisting of KRH, KRIL, the Master Fund, the Investment Manager, PIML, the UK Investment Manager, the US Investment Manager, the General Partner and Messrs. Griffith and Dear has been dissolved with respect to this filing, effective upon filing of this Schedule 13G.  Further filings with respect to the Shares will be filed, if required, by members of the group, in their individual capacities.

The information set forth in response to Item 5 above is hereby incorporated by reference in response to this Item 9.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2011	KINGS ROAD HOLDINGS XIV LTD.

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	KINGS ROAD INVESTMENTS LTD.

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: March 9, 2011		/s/ Reade E. Griffith
Reade E. Griffith

Date: March 9, 2011		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1 Identification of Members of the Group.